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                                                                     EXHIBIT 53



                               [AMP LETTERHEAD]

                                                              September 18, 1998

Dear Fellow Shareholders:

  On September 14, 1998, AlliedSignal Inc. announced that its wholly owned subsidiary, PMA Acquisition Corporation, has reduced to 40 million the number of shares of common stock of AMP that it is seeking to acquire pursuant to its unsolicited tender offer. The price to be paid per share is $44.50, the same as in the original offer.

  YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THOSE PRESENT, HAS DETERMINED THAT ALLIEDSIGNAL'S AMENDED OFFER IS NOT IN THE BEST INTERESTS OF AMP AND ITS RELEVANT CONSTITUENCIES, INCLUDING ITS SHAREHOLDERS, AND RECOMMENDS THAT YOU REJECT ALLIEDSIGNAL'S AMENDED OFFER, NOT TENDER YOUR SHARES PURSUANT TO SUCH OFFER AND WITHDRAW ANY SHARES WHICH MAY HAVE PREVIOUSLY BEEN TENDERED.

  Your Board of Directors remains convinced that continuing to pursue actively our strategic goals is in the best interests of AMP and the best way for AMP to realize its inherent values. In this connection, your Board noted the following:

  .  AMP's profit improvement plan is working and is being accelerated.

  . AMP expects to be announcing shortly action designed to enhance value to AMP shareholders in the nearer term.

  . Any shares purchased by AlliedSignal in its amended partial offer at its current expiration date of September 25, 1998 will neither benefit from any such value enhancement action by AMP nor from any higher price AlliedSignal might offer to pay for AMP's shares in a subsequent tender offer.

  . The presence of AlliedSignal as an 18% minority shareholder intent upon acquiring control of AMP is, in the Board's view, likely to be a deterrent to any third party interest in a business combination transaction with AMP in the future, and could have a serious and immediate dampening effect on the ability of AMP to carry out its profit improvement plan.

  It is not AMP's strategy to sell the company. We have been quite clear about this. We have been equally clear, however, that AMP's directors fully understand their responsibilities to deal with reasonable acquisition and business combination proposals, if presented. At the same time, your Board recognizes its responsibilities when presented with an unreasonable proposal. AlliedSignal's original offer and its amended offer are clearly unreasonable in your Board's considered view. We are sharply focused on building value for and delivering it to AMP's constituencies, including our shareholders. For the many reasons we have stated, AlliedSignal's takeover bid simply does not measure up to the new AMP as a value proposition.

  At a meeting held on September 17, 1998, your Board of Directors also authorized certain amendments to the Rights Agreement to facilitate the implementation of the profit improvement plan for the benefit of AMP and its relevant constituencies, including its shareholders. These amendments are described in greater detail in the enclosed Amendment No. 15 to the Schedule 14D-9.
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  A more detailed description of the reasons for your Board of Directors'
recommendation and the factors considered by the Board is contained in the enclosed Amendment No. 15 to the Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board of Directors' recommendation.

  Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,

                                          /s/ Robert Ripp

                                          Robert Ripp
                                          Chairman and Chief Executive Officer

Enclosure